Exhibit 23.10

Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement on Form S-4/A of EQT Corporation of our report dated July 26, 2016, with respect to the consolidated financial statements of Vantage Energy II, LLC, which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, which report appears in the Form 8-K of EQT Corporation dated September 27, 2017 and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Denver, Colorado

September 28, 2017